

May 29, 2015

Quan Ji
Chief Executive Officer
China Energy Technology Corp., LTD.
No. 1122 South Yanan Street
New District, Bengbu, Anhui Province
P. R. China

> **Re:** **China Energy Technology Corp., LTD.**
> **Amendment No. 1 to Form 8-K**
> **Filed May 20, 2015**
> **File No. 000-55001**

Dear Mr. Ji:

We have reviewed your May 20, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Product Description

Energy Heating and Other Products, page 13

1. We note your revised disclosure in response to prior comment 5. Please advise how the company has these products listed on your Chinese website but has "no current plans to market or sell them."

Liquidity and Capital Resources, page 36

2. We note your response to comment 10 and your disclosure in Note 12. As previously requested, please disclose whether you are in compliance of financial covenants, if any.

Statements of Cash Flows, page F-6

3. We note your response to comment 11. Please also revise as follows:

- Reconcile the beginning and ending balances for cash and cash equivalents to the amounts reported in the balance sheets for both periods presented. Note that it should not include restricted cash. Report the increase/ decrease in restricted cash within investing activities. Refer to ASC 230-10-45-4.
- Eliminate all effects of the non-cash transactions and reclassifications, including but not limited to changes in Due from related party within operating activities and financing activities. Refer to ASC 230-10-50-3.

Note 3 – Organization and Business Background, page F-7

4. We note your disclosure that registered capital increased to $28 million on October 16, 2014. Please disclose the number of shares involved and how this transaction is reflected in the Balance Sheet and Statements of Equity. Refer to SAB Topic 4E.

Note 5 – Advances to Suppliers, page F-13

5. We note the increase in advances to suppliers which significantly exceeded your current year's cost of goods sold and historical purchases of property, plant and equipment. Explain in your MD&A why you are advancing such amounts to your suppliers and how you expect to recover such costs from your operations. Refer to your project backlog or material sales orders, if any.

Note 7 – Due From Related Party, page F-13

6. We note Mr. Ji and Ms. Li have agreed to fully repay the funds owed by December 31, 2016 which is significantly longer than June 30, 2015, as disclosed in your original Form 8-K. Please describe under your discussion of liquidity in MD&A, (a) the expected timing of the repayment of the amounts due, (b) the ability of Mr. Ji and s. Li to make such repayments, and (c) explain to readers why the repayment terms were extended since your last filing. In addition, since there is not a commitment to repay the amounts owed in cash within one year, it appears a certain amount should be reclassified outside of current assets. Refer to ASC 210-10-45-1 through 45-4.

7. We note your response to comment 18. Notwithstanding the new repayment schedule, we continue to believe a roll forward schedule as previously requested should be provided in the notes to the financial statements to provide transparency to the related party collection and payment activities made on behalf of the company.

Note 9 – Other Current Assets, page F-14.

8. Regarding the balance of other receivables, tell us (a) if the employee advances include officer advances, (b) what the deposits were intended for, and (c) why the inter-company borrowing was not eliminated in consolidation.

Form 10-Q for the Quarter Ended March 31, 2015

Condensed Consolidated Statements of Cash Flows, page 6

9.   Please revise to exclude restricted cash from your presentation of cash and cash equivalents and report its increase/ decrease within investing activities.

Note 5 – Advances to Suppliers, page 13
Note 7 – Inventory, page 13
Note 9 – Property, Plant and Equipment, page 14

10.   With a view towards disclosure, tell us when you expect the suppliers to deliver the inventory and property, plant and equipment, for which you appear to have paid in full per Note 5. It is unclear to us why the advances have continued to increase since year-end without any corresponding deliveries from such suppliers.

Note 14- Major Suppliers and Customers, page 15

11.   Please clarify to disclose the number of suppliers which received more than 10% of your advances. Also disclose if any of them is a related party.

        You may contact Kathryn Jacobson, Staff Accountant at 202-551-3365 or Robert S. Littlepage, Accountant Branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208, Celeste M. Murphy, Legal Branch Chief at 202-551-3257 or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director

cc: Paul C. Levities, Esq.
        CKR Law